EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Twenty-Sixth Meeting of the Seventh Session of the Board of Directors of

China Life Insurance Company Limited

The twenty-sixth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on July 25, 2023 by means of written review and telecommunicating voting. The directors were notified of the Meeting by way of a written notice dated July 19, 2023. All of the Company’s nine directors attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolution after sufficient review and discussion:

1.	Proposal on the Solvency Report of the Company for the Second Quarter of 2023

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

July 25, 2023